No. 1-7628

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF November 2002

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(Name of registrant)

HONDA MOTOR CO., LTD.
(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo 107-8556, Japan
(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On November 13, 2002 Honda Motor Co., Ltd. announced that the new Accord / Accord Wagon won the Japan Car of the Year Award for 2002-2003, conferred by the Japan Car of the Year Executive Committee. (Ref.#02069)

Exhibit 2:

On November 22, 2002 Honda Motor Co., Ltd. announced that its FCX fuel cell vehicle was granted Japanese Ministry of Land, Infrastructure and Transport approval, and that limited marketing commenced in Japan on December 2nd. (Ref.#02071)

Exhibit 3:

On November 22, 2002 Honda Motor Co., Ltd. announced that it received government certification for a passenger car plant project exclusively for exports which it is planning for Guangzhou, China. (Ref.#02072)

Exhibit 4:

On November 25, 2002 Honda Motor Co., Ltd. announced that domestic sales in October were down 5.1% from the same month a year earlier, while domestic production was up 12.8, the fourth consecutive month for production increases. (Ref.#02073)

Exhibit 5:

On November 29, 2002 Honda Motor Co., Ltd. announced the release of the new Fit Aria, an advanced small sedan. (Ref.#02074)

Exhibit 6:

Second Quarter Report of fiscal first half year and second three months period ended September 30, 2002 (which was mailed to ADR shareholders in November 2002).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD)

/s/     SATOSHI AOKI
Satoshi Aoki
Senior Managing and
Representative Director

Date: December 13, 2002

ref. #02069

Honda Accord / Accord Wagon Wins
Japan Car of the Year Award 2002-2003

November 13, 2002—Honda Motor Co., Ltd. has announced that the new Accord / Accord Wagon has won the Japan Car of the Year Award for 2002-2003, conferred by the Japan Car of the Year Executive Committee.

This is the third time the Accord has won this award, which went to the 3rd-generation model in 1985, and to the 5th-generation model in 1993.

The new 7th-generation model inherits the principle of harmony among individuals, cars, and society embodied in every generation of Accord since the first. Combining a roomy interior with a luxurious feel, high performance and driving comfort, excellent safety and environmental performance, it also comes with HIDS (Honda Intelligent Driver Support System) for lane maintenance and vehicle distance/speed control on freeways and a voice-recognition navigation system, among other high-tech features. Acclaimed as a new global benchmark for midsize sedans and wagons, the latest Accord has recorded more than 6,000 orders so far.

“We are extremely honored that the new Accord has been singled out for the Japan Car of the Year Award 2002-2003. We are especially gratified that the new Accord is the first to win under the new rules, chosen from a field including both domestic and import cars,” said Honda’s President and CEO, Hiroyuki Yoshino. “We see this award as the crowning achievement for everyone involved who have lent us their steady support as we developed the concept and the new technologies, then incorporated them in the new Accord. We will continue to forge ahead and endeavor to meet the high expectations of our customers by developing cars that are one step ahead of their time.”

This is the third year in a row that Honda has won the Japan Car of the Year Award, having won it for the Civic, Civic Ferio, and Stream in 2000 and the Fit in 2001.

Accord and Accord Wagon

Publicity information and photographs of the Accord and Accord Wagon are available from the following URL:
http://www.honda.co.jp/PR/
(This site is intended solely for the use of journalists.)

ref. #02071

Honda FCX Fuel Cell Vehicle Earns Japanese Ministry of Land,
Infrastructure and Transport Approval
—Lease Marketing to Commence December 2nd in Japan and the U.S.—

November 22, 2002—Honda Motor Co., Ltd. announced today that its FCX fuel cell vehicle has been granted Japanese Ministry of Land, Infrastructure and Transport approval, and that limited marketing will commence in Japan on December 2nd.

Honda initially plans a limited market release of around thirty vehicles over the first two to three years in Japan and the U.S. combined. One of the newly certified vehicles will be leased to the Cabinet Office. Next year, Honda plans to lease the vehicle to government offices and public corporations in Japan.

The FCX utilizes Honda’s own independently developed high-efficiency, high-output ultra-capacitor energy storage system to achieve powerful, responsive driving performance. Layout of the powertrain’s structural components has also been optimized to attain a spacious interior with room for four adults in a compact body that maintains a high level of collision safety performance no matter what the crash direction.

The FCX was the world’s first fuel cell vehicle to obtain U.S. government approval for commercialization in July, and Honda has entered into an agreement to lease five FCX vehicles to the City of Los Angeles. A vehicle delivery ceremony is scheduled to take place at Los Angeles City Hall on December 2nd, with L.A. Mayor James K. Hahn and Honda President and CEO Hiroyuki Yoshino in attendance.

FCX fuel cell vehicle

FCX Specifications

Number of occupants		4
Maximum speed		150km/h
Motor	Max. output	60kW (82PS)
	Max. drive torque	272Nm
	Type	AC synchronous electric motor (manufactured by Honda)
Fuel cell stack	Type	PEFC (polymer electrolyte fuel cell, manufactured by Ballard)
	Output	78kW
Fuel	Type	Compressed hydrogen gas
	Storage	High-pressure hydrogen tank (350 atmospheres)
	Capacity	156.6L
Dimensions (L x W x H, mm)		4,165 x 1,760 x 1,645
Energy storage		Ultra-capacitor (manufactured by Honda)
Vehicle range		355km

Publicity materials for the FCX are available at the following URL:
http://www.honda.co.jp/PR/
(This site is intended exclusively for the use of journalists.)

Ref.#02072

Honda Receives Government Certification in China
for Automobile Plant Exclusively for Exports

November 22, 2002, Tokyo – Honda Motor Co., Ltd. has announced that it has received government certification for a passenger car plant project exclusively for exports which it is planning for Guangzhou, China. Following the signing of a memorandum of understanding between three companies, Guangzhou Auto Group Corp., Dongfeng Motor Corp. and Honda Motor Co., Ltd. in July of this year, an application for the project was submitted to the Chinese government for certification. Having gained approval, Honda will now consider concrete details of the business plan between the three companies.

An outline of the approved project is shown below:

Production model:	1-1.5L passenger vehicle
Production volume:	50,000 units/year
Sales territory:	Europe/Asian region (total production volume for export)
Capital investment:	U.S.$193 million
Investment percentage:	Honda Motor Co., Ltd. 65%
Guangzhou Auto Group Corp. 25%
Dongfeng Motor Corp. 10%
Location :	Guangzhou Export Development District
Start of production:	Latter half of 2004

(NOTE: This release is embargoed until 11:30 a.m., Nov. 25)

Ref.#02073

HONDA WORLDWIDE PRODUCTION CONTINUES AT RECORD PACE

November 25, 2002 — Honda Motor Co., Ltd., announced today that domestic sales in October were down 5.1% from the same month a year earlier, while domestic production was up 12.8, the fourth consecutive month for production increases. For calendar 2002, however, domestic sales remain up 5.9% compared to the same period in 2001.

Overseas, production was up 43.3% in Europe and 60.2% in Asia, continuing an upward trend that has continued for 22 consecutive months.

Domestic sales totaled 63,494 vehicles in October, again led by the Fit sub-compact vehicle (20,410 units), up 26% from October 2001. Honda’s Life mini-vehicle (9,588 units) and Mobilio (7,261 units) were the other best-sellers last month.

By vehicle category, passenger car and light truck sales were up 0.1%, while mini vehicle sales were down 15.7%, the first decline after six months of growth.

Export shipments from Japan in October were up 5.9%, mainly because of increased shipments to Europe and Asia.

HONDA PRODUCTION, SALES AND EXPORTS—OCTOBER 2002

PRODUCTION

	Oct Units Vs. 10/01		Annual Total Units Vs. 2001
Domestic (CBU+CKD)	120,900	+ 12.8%	1,150,604	+ 8.7%
Overseas (CBU only)	131,132	+ 3.4%	1,273,740	+ 10.1%
Worldwide Total (*)	252,032	+ 7.7%	2,424,344	+ 9.4%
(*)-except overseas CKD

REGIONAL PRODUCTION

	Oct Units Vs. 10/01		Annual Total Units Vs. 2001
North America	89,180	- 9.9%	941,675	+ 3.9%
(USA only	62,128	- 4.1%	637,030	+ 7.5%)
Europe	18,360	+ 43.3%	147,183	+ 61.1%
Asia	18,025	+ 60.2%	142,219	+ 24.3%
Others	5,567	+ 46.6%	42,663	- 3.4%
Overseas Total	131,132	+ 3.4%	1,273,740	+ 10.1%

SALES

Vehicle type	Oct Units Vs. 10/01		Annual Total Units Vs. 2001
Passenger cars & light trucks	44,859	+ 0.1%	504,561	+ 8.6%
(Imports	474	- 25.2%	7,621	+ 4.2%)
Mini vehicles	18,635	- 15.7%	244,865	+ 0.8%
TOTAL	63,494	- 5.1%	749,426	+ 5.9%

EXPORTS

	Oct Units Vs. 10/01		Annual Total Units Vs. 2001
North America	25,267	- 16.9%	244,349	+ 8.9%
(USA only)	23,469	- 14.4%	217,654	+ 5.0%
Europe	5,905	+ 107.5%	59,447	+ 15.8%
Asia	1,924	+ 38.9%	27,875	+ 0.4%
Others	7,461	+ 105.3%	54,557	+ 34.6%
TOTAL	40,557	+ 5.9%	386,228	+ 12.3%

For further information, please contact:

Masaya Nagai
Noriko Okamoto
Tatsuya David Iida
Honda Motor Co., Ltd. Corporate Communications Division
Telephone:     03-5412-1512
Facsimile:     03-5412-1545

ref. #02074

Honda Releases the Fit Aria—A New Type of Small Sedan

November 29, 2002—Honda Motor Co., Ltd. has announced the release of the new Fit Aria, an advanced small sedan. With its voluminous interior—including a roomy 500L*1 cargo space—and a selection of seating arrangements, it exceeds expectations for spaciousness in a sedan. Equipped with a 1.3L or 1.5L i-DSI engine that delivers nimble performance and high fuel economy of 20.5km/L*2, the Fit Aria goes on sale December 20th at Honda automobile dealers nationwide.

The Fit Aria is the fourth in the Honda SMALL MAX series, following in the footsteps of the popular Fit, Mobilio, and Mobilio Spike. Developed with the concept of creating an “advanced small sedan”, it breaks through common thinking on small sedans to take a giant leap ahead in practical functionality for a variety of lifestyle scenes.

Fit Aria 1.5W

●Number of units for sale (domestic, monthly): 2,000 units

Fit Aria development concepts
Design:    A sharp, advanced exterior, and a high-quality interior that goes beyond the expected for a small sedan.
Space and utility:    A relaxed cabin space, coupled with a level of utility that goes well beyond the standard for a sedan.
Dynamics:    High fuel economy combined with limber, stable driving performance.

In order to make these concepts a reality, Honda’s Global Small Platform with center-tank layout*3 was employed to create an advanced small sedan with a spacious, low-floor cabin, and to offer outstanding utility in a compact body with short-nosed, forward-cabin design wrapped in advanced styling.

A choice of either a 1.3L or a 1.5L i-DSI engine combined with the Honda Multimatic S transmission with 7-speed mode*4 delivers smooth, nimble performance along with a fuel economy of 20.5km/L*5 for the 1.3A and 20.0km/L*5 for the 1.5W, which places the Fit Aria among the top in its class*6. The Fit Aria also offers superb environmental performance: all model types are recognized by the Japanese Ministry of Land, Infrastructure and Transport as Excellent Low Emissions Vehicles, and meet fuel efficiency requirements for 2010. Moreover, Honda’s original G-Force Control Technology ensures outstanding collision safety as well.

*1	Honda in-house measurement according to VDA formula
*2	Fuel consumption for 1.3L front-wheel drive vehicle driven in 10-15 mode (Ministry of Land, Infrastructure and Transport figures)
*3	Layout with fuel tank located under front-row seats
*4	7-speed mode available with 1.5L engine
*5	Fuel consumption for front-wheel drive vehicle driven in 10-15 mode (Ministry of Land, Infrastructure and Transport figures)
*6	1.3L, 1.5L 4-door sedan class (gasoline-powered vehicles)

●Projected retail price at dealers nationwide (sales tax not included; units: ¥1,000)

Type	Engine	Transmission	Drive wheels	Price
1.5W	1.5L i-DSI	Honda Multimatic S with 7-speed mode	FWD	1,398
			4WD	1,593
1.3A	1.3L i-DSI	Honda Multimatic S	FWD	1,198
			4WD	1,393
indicates vehicle shown in photograph.

Main manufacturer options:
•
L Package: HID (High Energy Discharge) headlights (high/low beam); body-colored, electronic, remote-controlled, fold-away side mirrors; roof center antenna; green privacy glass (rear doors, rear window) (available on the 1.3A) +¥80,000

Body colors (five colors, including one new):
Gracious Beige Metallic (new color); Satin Silver Metallic; Ice Blue Metallic; Taffeta White; Eternal Blue Pearl

♦Main Features

Exterior

•
The theme for the exterior was to pursue a “forward big cabin” design. The Global Small Platform’s merits of a short nose and spacious cabin were put to work to create a small sedan with an advanced look. The result was a stylish form that is an exquisite blend of innovation and power.

•	Five body colors are available, including one new one: Gracious Beige Metallic.

Interior

•
The interior design theme was “modern comfort”. An independent 3-gauge instrument cluster with aluminum gauge rings, metallic-finish center panel with built-in audio, and other elements create an advanced feel, while the two-tone beige color scheme lends a bright, luxurious air to the vehicle’s interior.

•	The 1.3A features metallic-finish panels for a modern image, while the 1.5W employs wood-grain panels for a luxurious air, allowing each type to assert its personality.

Packaging

•
The center-tank layout with the fuel tank located under the front seat results in improved ease of use from the rear seats to the trunk. Ample leg room and plenty of height in the cabin further enhance passenger comfort.

•
The rear seat is equipped with dive-down and tip-up mechanisms that permit a wider range of seating arrangements than previously thought possible in a sedan, for an ULTR (“ultra”) Room that easily accommodates even large cargo.

The ULTR Room features four seating arrangement modes:

Utility Mode:	The 6:4 split rear seats with dive-down mode stow to create a wide, flat space and further expand the trunk area.
Long Mode:	In addition to Utility Mode, the front passenger seat fully reclines to create enough space for items as long as 2,710mm*7.
Tall Mode:	The rear seat cushion tips up to create another cargo space 1,245mm*7 high (effective cabin height), for transporting houseplants and other tall items.
Roomy cargo space:	The center-tank layout permits a generous cargo space with a 500L*8 capacity.

*7	Honda in-house measurement
*8	Honda in-house measurement according to VDA formula

Driving performance

•
The 1.3L and 1.5L i-DSI engines deliver the smooth, light driving feel and excellent fuel economy that are the calling cards of a small sedan. Powerful torque characteristics in the low- to mid-speed range ensure smooth, stress-free driving. In combination with the Honda Multimatic S CVT (continuously variable automatic transmission) the Fit Aria’s engines attain superb fuel economy of 20.5km/L*9 for the 1.3A and 20.0km/L*9 for the 1.5W. Both types also offer superb environmental performance and are certified as Excellent Low Emissions Vehicles.

•
Both types come fitted with Honda’s new-generation CVT, the Honda Multimatic S, which delivers excellent fuel economy and smooth performance designed to provide the driver with a natural driving feel. To further enhance the driving experience, the transmission on the 1.5W is also equipped with 7-speed mode, so the driver can choose between CVT, 7-speed auto shift, and 7-speed manual shift modes.

•
The suspension shares the same basic components as the Fit, with custom-tuned spring rates and shock absorber damping rates for optimum performance. The result is a supple ride combined with stable handling.

•	The EPS (electric power steering) has been specially tuned to ensure a natural, solid handling feel at all speeds, from low to high.
•	Engine noise and vibration have been reduced, the body panels made more rigid, and the latest lightweight, high-efficiency sound insulation material employed to achieve a high level of quietness.

•	Both types are also available with lightweight, compact, full-time 4WD.

*9	Fuel consumption for front-wheel drive vehicle driven in 10-15 mode (Ministry of Land, Infrastructure and Transport figures)

Safety

•
Honda’s original G-CON (G-force Control) technology is incorporated to create a new body with a crash safety design. It can protect vehicle occupants in a 55km/h full-frontal collision, a 64km/h front offset collision, a 55km/h side collision, and a 50km/h rear collision.

•
To further improve safety in real-world collisions, Honda has implemented its own vehicle-to-vehicle collision testing program*10 with its own independently-established research standards. This collision testing is much more demanding than conventional tests in which the car is crashed into a fixed barrier. The Fit Aria’s safety design meets even these stringent testing requirements.

•	The number of body sections designed to reduce pedestrian injury has been increased to protect pedestrians’ lower limbs as well as their heads.
•
The interior is designed to protect occupants’ heads in a collision, and front-row seats are also designed to alleviate shock to the neck. These features help to lessen the severity of head and neck injuries to occupants in the event of a collision.

•	An SRS dual front airbag system for the driver and front passenger is standard equipment on both types.
•	ISO FIX-compatible child seat anchoring bars (left and right rear seats) are also standard on both types.

*10	Testing involves a 50% front offset collision with a 2-ton class passenger car, both vehicles traveling at 50km/h.

Environmental performance

•
Atmospheric pollutants (HC, NOx) in the exhaust gas have been greatly reduced. In fact, the Fit Aria runs so clean that both types are recognized by the Japanese Ministry of Land, Infrastructure and Transport as Excellent Low Emissions Vehicles, with emissions of less than 50% of those allowed under year 2000 emissions regulations.

•	High-efficiency combustion technology helps the Fit Aria attain superb fuel economy of 20.5km/L*11 for the 1.3A and 20.0km/L*11 for the 1.5W. Both types meet fuel efficiency requirements for 2010.
•	Most interior and exterior trim components are made of olefin resin for superior recyclability. This and other measures result in an overall vehicle recyclability that exceeds 90%*12.
•	Use of lead has been reduced to less than 1/3 of 1996 levels.

*11	Fuel consumption for front-wheel drive vehicle driven in 10-15 mode (Ministry of Land, Infrastructure and Transport figures)
*12	According to independent Honda measurement standards

Publicity information for the Fit Aria is available from the following URL:
http://www.honda.co.jp/PR/
(This site is intended solely for the use of journalists.)

Second Quarter Report Period Ended September 30, 2002	2

Consolidated Financial Summary (Unaudited)
Financial Highlights
Honda Motor Co., Ltd. and Subsidiaries
For the three months and six months ended September 30, 2001 and 2002

	Millions of yen				Millions U.S. of dollars
	Three months		Six months		Three months	Six months
	2001	2002	2001	2002	2002	2002
Net sales and other operating revenue	¥1,744,561	¥1,916,775	¥3,504,996	¥3,853,611	$15,634	$31,432
Operating income	163,792	153,046	315,237	323,869	1,248	2,642
Income before income taxes	134,315	109,997	269,987	273,701	897	2,232
Net income	84,362	87,181	173,740	194,779	711	1,589

	Yen				U.S. dollars
Net income per
Common share	¥86.58	¥89.54	¥178.30	¥199.98	$0.73	$1.63
American share	43.29	44.77	89.15	99.99	0.37	0.82

	Thousands of units
	Three months				Six months
Unit Sales Breakdown	2001		2002		2001		2002
MOTORCYCLES
Japan	107	(107)	121	(121)	216	(216)*	215	(215)
North America	144	(69)	172	(79)	254	(127)	291	(138)
Europe	58	(57)	57	(54)	162	(159)	155	(150)
Others	1,127	(1,124)	1,690	(1,690)	2,174	(2,169)	3,206	(3,201)

Total	1,436	(1,357)	2,040	(1,944)	2,806	(2,671)	3,867	(3,704)

*Numbers in parentheses represent unit sales of motorcycles included in the total.

AUTOMOBILES
Japan	214		213		421		426
North America	327		365		655		732
Europe	41		58		84		104
Others	68		76		128		144

Total	650		712		1,288		1,406

POWER PRODUCTS
Japan	109		124		191		252
North America	303		383		736		900
Europe	143		157		375		424
Others	214		221		408		430

Total	769		885		1,710		2,006

	Millions of yen
	Three months						Six months
Net Sales Breakdown	2001			2002			2001			2002
MOTORCYCLE BUSINESS
Japan	¥26,114	(11.9%	)	¥26,442	(10.8%	)	¥53,850	(12.1%	)	¥51,975	(10.4%	)
North America	83,374	(38.1%	)	89,641	(36.4%	)	150,384	(33.9%	)	164,254	(33.0%	)
Europe	28,305	(12.9%	)	30,801	(12.5%	)	81,660	(18.4%	)	87,221	(17.5%	)
Others	80,953	(37.1%	)	99,085	(40.3%	)	157,543	(35.6%	)	194,384	(39.1%	)

Total	¥218,746	(100.0%	)	¥245,969	(100.0%	)	¥443,437	(100.0%	)	¥497,834	(100.0%	)

AUTOMOBILE BUSINESS
Japan	¥405,124	(28.6%	)	¥381,222	(24.8%	)	¥815,995	(28.7%	)	¥758,141	(24.5%	)
North America	821,564	(58.0%	)	906,810	(58.9%	)	1,652,405	(58.2%	)	1,862,010	(60.2%	)
Europe	79,812	(5.6%	)	110,890	(7.2%	)	158,638	(5.6%	)	204,265	(6.6%	)
Others	111,193	(7.8%	)	141,180	(9.1%	)	212,469	(7.5%	)	267,097	(8.7%	)

Total	¥1,417,693	(100.0%	)	¥1,540,102	(100.0%	)	¥2,839,507	(100.0%	)	¥3,091,513	(100.0%	)

OTHERS
Japan	¥28,518	(26.4%	)	¥35,162	(26.9%	)	¥56,995	(25.7%	)	¥66,930	(25.3%	)
North America	64,319	(59.5%	)	75,006	(57.4%	)	128,501	(57.9%	)	154,275	(58.4%	)
Europe	8,729	(8.1%	)	11,580	(8.9%	)	21,549	(9.7%	)	26,280	(9.9%	)
Others	6,556	(6.0%	)	8,956	(6.8%	)	15,007	(6.7%	)	16,779	(6.4%	)

Total	¥108,122	(100.0%	)	¥130,704	(100.0%	)	¥222,052	(100.0%	)	¥264,264	(100.0%	)

TOTAL
Japan	¥459,756	(26.4%	)	¥442,826	(23.1%	)	¥926,840	(26.4%	)	¥877,046	(22.8%	)
North America	969,257	(55.6%	)	1,071,457	(55.9%	)	1,931,290	(55.1%	)	2,180,539	(56.6%	)
Europe	116,846	(6.7%	)	153,271	(8.0%	)	261,847	(7.5%	)	317,766	(8.2%	)
Others	198,702	(11.3%	)	249,221	(13.0%	)	385,019	(11.0%	)	478,260	(12.4%	)

Total	¥1,744,561	(100.0%	)	¥1,916,775	(100.0%	)	¥3,504,996	(100.0%	)	¥3,853,611	(100.0%	)

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.
2.	Net sales of others includes revenue from sales of power products and related parts, leisure businesses, trading and finance subsidiaries.

To Our Shareholders

■ Second Quarter Results

Honda’s consolidated net income for the fiscal second quarter ended September 30 2002 totaled ¥87.1 billion ($711 million), an increase of 3.3% from the corresponding period in 2001. Net income per common share for the quarter amounted to ¥89.54 ($0.73), compared to ¥86.58 for the same period in 2001. Two of Honda’s American Depositary Shares represent one common share.

Unit sales in all of Honda’s business categories, namely motorcycles, automobiles and power products, increased during the fiscal second quarter, and consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to ¥1,916.7 billion ($15,634 million), an increase of 9.9% over the corresponding period in 2001.

Revenue included currency translation effects, which had a negative impact on foreign currency denominated revenue from Honda’s overseas subsidiaries translated into yen. Honda estimates that had the exchange rate of yen remained unchanged from the same period in 2001, revenue for the quarter would have increased approximately 10.2%. Consolidated operating income for the fiscal second quarter totaled ¥153.0 billion ($1,248 million), a decrease of 6.6% compared to the corresponding period in 2001. This decrease in operating income was primarily due to increases in selling, general and administrative expenses and research and development expenses, which offset Honda’s increased unit sales and ongoing cost reduction efforts.

Consolidated income before income taxes for the quarter totaled ¥109.9 billion ($897 million), a decrease of 18.1% from the corresponding period in 2001. With respect to Honda’s sales in the fiscal second quarter by business category, motorcycle unit sales increased 42.1%, to 2,040,000 units, and revenue increased 12.4%, to ¥245.9 billion ($2,006 million). These increases in unit sales and revenue were due primarily to robust sales in Asian countries such as India, China and Indonesia.

Honda’s unit sales of automobiles increased 9.5%, to 712,000 units, due to higher sales in North America and Europe. Strong sales of the new Pilot SUV, Civic, CR-V and Odyssey in North America, as well as the Jazz small car and Civic in Europe, were the major contributing factors to this increase in unit sales. Revenue increased 8.6%, to ¥1,540.1 billion ($ 12,562 million), during the quarter.

Unit sales of power products totaled 885,000 units, an increase of 15.1% compared to the corresponding period in 2001. Strong sales of general-purpose engines in North America were the major factor for this increase in unit sales. Revenue from other businesses, including the power product business and financial services business, increased 20.9%, to ¥130.7 billion ($1,066 million), due mainly to higher revenue from Honda’s finance subsidiaries.

■ First Half-Year Results

Honda’s consolidated net income for the first six months ended September 30, 2002 totaled ¥194.7 billion ($1,589 million), an increase of 12.1% from the previous year. Net income per common share for the fiscal first half amounted to ¥199.98 ($1.63), compared to ¥178.30 in the corresponding period a year ago.

Consolidated net sales and other operating revenue for the fiscal first half amounted to ¥3,853.6 billion ($31,432 million), an increase of 9.9% from last year. Revenue included the positive effect of currency translation. Honda estimates that had the exchange rate of the yen remained unchanged from the previous year, revenue for the year would have increased approximately 8.3%.

Consolidated operating income for the fiscal first half totaled ¥323.8 billion ($2,642 million), an increase of 2.7% compared to the corresponding period last year. This increase in operating income was primarily due to an increase in unit sales and the depreciation of the yen, which offset increases in selling, general and administrative expenses and research and development expenses.

Consolidated income before income taxes for the fiscal first half totaled ¥273.7 billion ($2,232 million), an increase of 1.4% compared to the previous year. With respect to Honda’s sales for the fiscal first half by business category, motorcycle unit sales increased 37.8%, to 3,867,000 units, and revenue increased 12.3%, to ¥497.8 billion ($4,061 million). Robust sales in Asian countries such as India, China and Indonesia contributed to these increases in unit sales and revenue.

Honda’s unit sales and revenue of automobiles for the fiscal first half increased 9.2%, to 1,406,000 units, and 8.9%, to ¥3,091.5 billion ($25,216million), respectively. Strong sales of the new Pilot SUV, Civic, CR-V and Odyssey in North America, together with the Jazz small car and CR-V in Europe, were the major contributing factors to this increase in unit sales.

Unit sales of power products totaled 2,006,000 units, an increase of 17.3% compared to the previous year. Higher sales of general-purpose engines in North America, Japan and Europe were the major factor in this increase in unit sales. Revenue from other businesses, including the power product business and financial services business, increased 19.0%, to ¥264.2 billion ($2,155 million), due mainly to higher revenue from Honda’s finance subsidiaries and power product business.

November 2002

/s/    Hiroyuki Yoshino
Hiroyuki Yoshino
President and Chief Executive Officer

News Briefs

North America

■	All-New 2003 Honda Accord Debuts—Mid-Size Leader Introduces New Era of Style, Performance and Sophistication
The Honda Accord underwent the most dramatic change in its 27-year history and ushered in a new era of style, performance and sophistication to the mid-size class when the 2003 models went on sale September 9.

The Accord, the best-selling car in America in 2001, features dynamic new styling for both sedan and coupe models. Styling for the sedan and coupe is more distinctive as the two models now share only their headlights. A host of additional standard equipment, including anti-lock brakes, 5-speed automatic transmission and a tilt and telescopic steering wheel, has been added on all models.

Accord sales are expected to top 400,000 during the 2003 model year. This will push cumulative U.S. Accord sales to more than eight million since the Accord first went on sale in 1976.

New 4-cylinder and V-6 engines team with new automatic and manual transmissions to give the 2003 models more power, improved fuel efficiency and lower emissions than the powertrains they replace. A new V-6 powered Accord Coupe equipped with a 6-speed manual transmission will be available early in 2003.

Powertrain highlights include a new 160-horsepower, 2.4-liter i-VTEC 4-cylinder engine (+10 hp); a new 240-horsepower, 3.0-liter V-6 engine (+40 hp); and a new 5-speed automatic transmission (replaces 4-speed automatic).

In California, 2003 Accord Sedan models powered by the 4-cylinder engine and equipped with an automatic transmission will meet the state’s stringent Super Ultra Low-Emissions Vehicle (SULEV) standard—the most stringent in the world. With sales of about 5,000 SULEV vehicles a month expected, this is the first volume vehicle to be sold meeting the SULEV standard.

New Accord

For the first time on any Honda, the Accord will offer a side curtain airbag system, available on EX V-6 models. Other safety equipment includes standard dual-stage front airbags: driver’s and front passenger’s side airbags (standard on EX 4-cylinder and all V-6 models and available on LX 4-cylinder models); Occupant Position Detection System (OPDS) for available passenger side airbag; added rear headrests in outboard seating positions; and LATCH child safety seat mounting system.

Also available for the first time on the Accord is the next generation of Satellite-Linked Honda DVD Navigation Systems, offering greatly enhanced features and a revolutionary “Touch by Voice” voice recognition system. Other features of the system include a larger touch-screen display and an expanded database, covering virtually all U.S. roads as well as seven million points of interest (compared to one million for most systems currently on the market). A new split-screen design also enhances on-screen information with 3-D route visualization for easier use.

Although much has changed on the Accord, one thing remains the same—it still has the same legendary dependability, quality and reliability traits that make it one of the best-selling automobiles in America year in and year out.

Japan

■	Honda Releases the Mobilio Spike—A New 1.5L Compact Multiwagon
Honda Motor Co., Ltd., announced the release of the Mobilio Spike, a 1.5L multiwagon with an interior that leads the compact body class for spaciousness*1. It also features a versatile cargo space and distinctive styling that delivers enhanced pleasure, opening the door to new recreational opportunities. The new Mobilio Spike went on sale September 19 at Honda automobile dealers nationwide.

The Mobilio Spike is Honda’s third model in the Small Max series, following the popular Fit and Mobilio. Honda developed the Mobilio Spike by applying the “garage box” concept to meet the needs of consumers who view their cars as tools for enjoyment.

Development Themes of the Mobilio Spike:
Cargo space:	meets a broad range of stowage requirements
Styling:	a distinctive form that owners will love
Cabin:	a special space to enjoy either alone or with friends

The Mobilio Spike is able to embody these development themes thanks to Honda’s Global Small Platform, which features a center tank layout*2 that permits a spacious, low-floor cabin.

The newly developed 1.5L VTEC engine has been combined with the Honda Multimatic S with 7-speed mode*3 for a refreshing, enjoyable feeling while driving. At the same time, the Mobilio Spike has also been recognized by the Japanese Ministry of Land, Infrastructure and Transport as an Excellent Low-Emissions Vehicle. All model types meet fuel efficiency requirements for 2010. The Mobilio Spike also incorporates Honda’s original G-CON (G-force Control) technology, resulting in a new body designed focusing on crash safety.

*1 5-number, 5-seater with a 1.5L displacement *2 Fuel tank located under front seat *3 7-speed mode is standard on W and A models
Mobilio Spike

Other

■	Honda to Begin Local Production in Taiwan
Honda Motor Co., Ltd., has announced that Honda Taiwan Co., Ltd., its local subsidiary, will begin production of automobiles by the end of this year, with plans to begin sales of automobiles in January 2003, through a new dealership network currently being established.

Honda Taiwan will start production with the new CR-V, which is enjoying robust sales in North America, the ASEAN region and Europe. Current plans call for the production of additional vehicles in the future. Total investment in this new operation is expected to reach 3.4 billion yuan (approximately ¥12.2 billion or $101 million) with employment of 500 associates.

Production volume during the first year will total approximately 20,000 units. Honda’s flexible New Manufacturing System will be introduced in this net facility, making it possible to swiftly shift production from one model to another depending upon customer demand with only marginal additional investment. The low cost and efficiency of this flexible system will enable production of high-quality vehicles at highly competitive prices.

Honda Taiwan will also import automobiles from Japan to broaden its product lineup, and the sales network will be expanded to 70 dealerships in 2004, with a yearly sales target of 35,000 units.

Honda established Honda Taiwan as a 100% owned local subsidiary in February 2002, after discontinuing its local partnership, to create an organizational structure that would enable it to fully utilize its global production and supply networks. Following this development, in June Honda purchased land and a factory from local automobile manufacturer, Taching Motors Co., Ltd., located in the south of Taiwan. As part of the initial investment, additional production equipment will be installed in the facility by the end of this year to meet the start of production.

Consolidated Balance Sheets
Honda Motor Co., Ltd. and Subsidiaries
September 30, 2001 and March 31 and September 30, 2002

	Millions of yen
	Sept. 30, 2001 (Unaudited)	Mar. 31, 2002 (Audited)	Sept. 30, 2002 (Unaudited)
Assets
Current assets:
Cash and cash equivalents	¥465,706	¥609,441	¥518,408
Trade accounts and notes receivable	368,947	452,208	332,185
Finance subsidiaries—receivables, net	767,479	995,087	980,852
Inventories	640,223	644,282	670,268
Deferred income taxes	180,741	182,788	205,290
Other current assets	178,952	204,538	227,826

Total current assets	2,602,048	3,088,344	2,934,829

Finance subsidiaries—receivables, net	1,564,031	1,808,861	2,024,071
Investments and advances	364,978	395,495	395,138
Property, plant and equipment, at cost:
Land	304,136	318,208	336,708
Buildings	839,359	920,106	912,139
Machinery and equipment	1,883,224	2,048,244	2,018,426
Construction in progress	145,418	82,610	96,542

	3,172,137	3,369,168	3,363,815
Less accumulated depreciation	1,894,853	1,979,455	1,987,880

Net property, plant and equipment	1,277,284	1,389,713	1,375,935

Other assets	174,190	258,382	241,612

Total assets	¥5,982,531	¥6,940,795	¥6,971,585

Liabilities and Stockholders’ Equity
Current liabilities:
Bank loans and commercial paper	¥1,068,122	¥1,035,069	¥937,819
Current portion of long-term debt	361,388	308,014	142,231
Trade payables	723,156	840,957	775,584
Accrued expenses	574,890	678,118	719,596
Income taxes payable	110,823	61,244	66,269
Other current liabilities	136,550	186,657	232,643

Total current liabilities	2,974,929	3,110,059	2,874,142

Long-term debt	344,271	716,614	953,833
Other liabilities	323,792	540,181	550,260

Total liabilities	¥3,642,992	¥4,366,854	4,378,235

Stockholders’ equity:
Common stock	86,067	86,067	86,067
Capital surplus	172,529	172,529	172,529
Legal reserves	28,377	28,969	29,012
Retained earnings	2,589,892	2,765,600	2,945,720
Adjustments from foreign currency translation	(459,243)	(300,081)	(455,149)
Net unrealized gains on marketable equity securities	3,599	8,730	12,611
Minimum pension liabilities adjustments	(81,682)	(187,824)	(187,824)
Accumulated other comprehensive income (loss)	(537,326)	(479,175)	(630,362)
Treasury stock	—	(49)	(9,616)

Total stockholders’ equity	¥2,339,539	¥2,573,941	¥2,593,350

Total liabilities and stockholders’ equity	¥5,982,531	¥6,940,795	¥6,971,585

Consolidated Statements of Income and Retained Earnings (Unaudited)
Honda Motor Co., Ltd. and Subsidiaries
For the three months and six months ended September 30, 2001 and 2002

	Millions of yen
	Three months		Six months
	2001	2002	2001	2002
Net sales and other operating revenue	¥1,744,561	¥1,916,775	¥3,504,996	¥3,853,611
Operating costs and expenses:
Cost of sales	1,185,292	1,296,008	2,405,537	2,614,864
Selling, general and administrative	306,848	362,721	601,468	701,855
Research and development	88,629	105,000	182,754	213,023

Operating income	163,792	153,046	315,237	323,869
Other income:
Interest	1,772	1,727	4,056	4,093
Other	5,792	225	1,167	5,541
Other expenses:
Interest	3,750	2,057	8,765	6,377
Other	33,291	42,944	41,708	53,425

Income before income taxes	134,315	109,997	269,987	273,701
Income taxes	58,269	39,265	113,326	107,184

Income before equity in income of affiliates	76,046	70,732	156,661	166,517
Equity in income of affiliates	8,316	16,449	17,079	28,262

Net income	84,362	87,181	173,740	194,779
Retained earnings:
Balance at beginning of period	2,505,530	2,858,539	2,428,293	2,765,600
Cash dividends paid	—	—	(11,693)	(14,616)
Transfer to legal reserves	—	—	(448)	(43)

Balance at end of period	¥2,589,892	¥2,945,720	¥2,589,892	¥2,945,720

	Yen
Net income per
Common share	¥86.58	¥89.54	¥178.30	¥199.98
American share	43.29	44.77	89.15	99.99

Consolidated Statements of Cash Flows
Honda Motor Co., Ltd. and Subsidiaries
For the six months ended September 30, 2001 and 2002

	Millions of yen
	Six months
	2001	2002
Cash flows from operating activities:
Net income	¥173,740	¥194,779
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	89,858	102,105
Deferred income taxes	(44,278)	(8,713)
Equity in income of affiliates	(17,079)	(28,262)
Loss on fair value adjustment of derivative instrument (profit)	30,576	43,462
Decrease (increase) in:
Trade accounts and notes receivable	61,630	97,858
Inventories	(36,773)	(62,948)
Increase (decrease) in trade payables	(81,018)	(26,445)
Other, net	91,675	60,393

Net cash provided by operating activities	268,331	372,229

Cash flows from investing activities:
Decrease (increase) in investments and advances	4,082	11,785
Capital expenditures	(133,092)	(133,290)
Proceeds from sales of property, plant and equipment	6,320	5,517
Decrease (increase) in finance subsidiaries—receivables	(353,738)	(417,561)

Net cash used in investing activities	(476,428)	(533,549)

Cash flows from financing activities:
Increase (decrease) in short-term debt	196,418	(4,164)
Proceeds from long-term debt	220,501	349,893
Repayment of long-term debt	(148,345)	(229,568)
Acquisition of treasury stock	—	(9,567)
Cash dividends paid	(11,693)	(14,616)
Increase (decrease) in commercial paper classified as long-term debt	391	2,069

Net cash provided by financing activities	257,272	94,047

Effect of exchange rate changes on cash and cash equivalents	(988)	(23,760)

Net change in cash and cash equivalents	48,187	(91,033)

Cash and cash equivalents at beginning of year	417,519	609,441

Cash and cash equivalents at end of year	¥465,706	¥518,408

Consolidated Balance Sheets
Divided into Non-financial services businesses and Finance subsidiaries (Unaudited)
Honda Motor Co., Ltd. and Subsidiaries
September 30, 2002

	Millions of yen	% of total
Assets
Non-financial services businesses
Current assets	¥2,753,438	39.5%
Cash and cash equivalents	496,510
Trade accounts and notes receivable	337,460
Inventories	670,268
Other current assets	1,249,200
Investments and advances	539,381	7.7
Property, plant and equipment, at cost	1,354,388	19.4
Other assets	225,157	3.3

Total assets	4,872,364	69.9
Finance subsidiaries
Cash and cash equivalents	21,898	0.3
Finance subsidiaries—short-term receivables, net	981,372	14.1
Finance subsidiaries—long-term receivables, net	2,026,304	29.1
Other assets	69,533	1.0

Total assets	3,099,107	44.5
Eliminations among subsidiaries	(999,886)	(14.4)

Total assets	¥6,971,585	100.0%

Liabilities and Stockholders’ Equity
Non-financial services businesses
Current liabilities	¥1,831,948	26.3%
Short-term debt	227,200
Current portion of long-term debt	8,417
Trade payables	777,643
Accrued expenses	611,512
Other current liabilities	207,176
Long-term debt	36,163	0.5
Other liabilities	549,932	7.9

Total liabilities	2,418,043	34.7
Finance subsidiaries
Short-term debt	1,489,661	21.4
Current portion of long-term debt	133,814	1.9
Accrued expenses	114,904	1.6
Long-term debt	919,510	13.2
Other liabilities	161,419	2.3

Total liabilities	2,819,308	40.4
Eliminations among subsidiaries	(859,116)	(12.3)

Total liabilities	¥4,378,235	62.8%

Common stock	86,067	1.2
Capital surplus	172,529	2.5
Legal reserves	29,012	0.4
Retained earnings	2,945,720	42.2
Accumulated other comprehensive income (loss)	(630,362)	(9.0)
Treasury stock	(9,616)	(0.1)

Total stockholders’ equity	¥2,593,350	37.2%

Total liabilities and stockholders’ equity	¥6,971,585	100.0%

Consolidated Statements of Cash Flows

Divided into Non-financial services businesses and Finance subsidiaries (Unaudited)
Honda Motor Co., Ltd. and Subsidiaries
For the six months ended September 30, 2002

	Millions of yen
	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net income	¥200,100	¥(5,082)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	101,711	394
Deferred income taxes	(32,271)	23,558
Equity in income of affiliates	(28,048)	—
Loss on fair value adjustment of derivative instrument (profit)	2,282	41,180
Decrease (increase) in trade accounts and notes receivable	95,394	—
Decrease (increase) in inventories	(62,948)	—
Increase (decrease) in trade payables	(29,419)	—
Other, net	63,469	8,432

Net cash provided by operating activities	310,270	68,482

Cash flows from investing activities:
*Decrease (increase) in investments and advances	(159,786)	(125)
Capital expenditures	(131,206)	(2,084)
Proceeds from sales of property, plant and equipment	5,439	78
Decrease (increase) in finance subsidiaries—receivables	—	(420,528)

Net cash used in investing activities	(285,553)	(422,659)

Free cash flow (Cash flows from operating and investing activities)	24,717	(354,177)

Free cash flow of Non-financial services businesses, excluding the increase in loans (amounting to ¥81,986 million) to Finance subsidiaries (Note)	179,525	—

Cash flows from financing activities:
*Increase (decrease) in short-term debt	(74,844)	220,252
*Proceeds from long-term debt	7,446	344,287
*Repayment of long-term debt	(4,117)	(225,451)
Proceeds from issuance of common stock	—	16,967
Acquisition of treasury stock	(9,567)	—
Cash dividends paid	(14,661)	(194)
Increase (decrease) in commercial paper classified as long-term debt	—	2,069

Net cash provided by financing activities	(95,743)	357,930
Effect of exchange rate changes on cash and cash equivalents	(23,262)	(498)

Net change in cash and cash equivalents	(94,288)	3,255
Cash and cash equivalents at beginning of year	590,798	18,643

Cash and cash equivalents at end of year	¥496,510	¥21,898

Note:
Non-financial services businesses loans to Finance subsidiaries. These cash flows were included in the items of “Other, net” of Non-financial services businesses, “Increase (decrease) in short-term debt” and “Repayment of long-term debt” of Finance subsidiaries (marked by *). Free cash flow of Non-financial services businesses, excluding the increase in loans to Finance subsidiaries, are stated for your information.

Segment Information (Unaudited)

Business Segment Information
For the six months ended September 30, 2002

	Millions of yen
	Motorcycle Business	Automobile Business	Financial Services	Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥497,834	¥3,091,513	¥117,116	¥147,148	¥3,853,611	¥—	¥3,853,611
Intersegment sales	0	0	1,737	5,495	7,232	(7,232)	—

Total	¥497,834	¥3,091,513	¥118,853	¥152,643	¥3,860,843	¥(7,232)	¥3,853,611
Cost of sales, SGA and R&D expenses	460,508	2,845,067	85,333	146,066	3,536,974	(7,232)	3,529,742

Operating income	¥37,326	¥246,446	¥33,520	¥6,577	¥323,869	¥0	¥323,869

For the six months ended September 30, 2001

	Millions of yen
	Motorcycle Business	Automobile Business	Financial Services	Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥443,437	¥2,839,507	¥95,731	¥126,321	¥3,504,996	¥—	¥3,504,996
Intersegment sales	0	0	2,993	5,056	8,049	(8,049)	—

Total	¥443,437	¥2,839,507	¥98,724	¥131,377	¥3,513,045	¥(8,049)	¥3,504,996
Cost of sales, SGA and R&D expenses	414,166	2,571,522	79,189	132,931	3,197,808	(8,049)	3,189,759

Operating income (loss)	¥29,271	¥267,985	¥19,535	¥(1,554)	¥315,237	¥0	¥315,237

Explanatory notes:
1.	Segmentation of Business
Business segments are based on Honda’s business organization and the similarity of the principal products within each segment, as well as the relevant markets for such products.
2.	Principal products of each segment:

Business	Sales	Principal Products
Motorcycle	Motorcycles, all-terrain vehicles (ATVs), personal water craft and relevant parts	Large motorcycles, mid-size motorcycles, motorized bicycles, ATVs and personal water craft
Automobile	Automobiles and relevant parts	Compact cars, sub-compact cars and minivehicles
Finance Services	Finance and insurance services	N/A
Other	Power products and relevant parts, and others	Power tillers, generators, general-purpose engines, lawn mowers and outboard engines

Geographical Segment Information
For the six months ended September 30, 2002

	Millions of yen
	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥989,145	¥2,187,855	¥319,762	¥356,849	¥3,853,611	¥—	¥3,853,611
Transfers between geographical segments	928,269	67,177	64,036	9,032	1,068,514	(1,068,514)	—

Total	¥1,917,414	¥2,255,032	¥383,798	¥365,881	¥4,922,125	¥(1,068,514)	¥3,853,611
Cost of sales, SGA and R&D expenses	1,826,265	2,065,422	382,130	332,782	4,606,599	(1,076,857)	3,529,742

Operating income	¥91,149	¥189,610	¥1,668	¥33,099	¥315,526	¥8,343	¥323,869

For the six months ended September 30, 2001

	Millions of yen
	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥1,023,198	¥1,938,500	¥269,242	¥274,056	¥3,504,996	¥—	¥3,504,996
Transfers between geographical segments	821,468	74,805	8,779	6,693	911,745	(911,745)	—

Total	¥1,844,666	¥2,013,305	¥278,021	¥280,749	¥4,416,741	¥(911,745)	¥3,504,996
Cost of sales, SGA and R&D expenses	1,716,117	1,814,283	298,729	252,834	4,081,963	(892,204)	3,189,759

Operating income (loss)	¥128,549	¥199,022	¥(20,708)	¥27,915	¥334,778	¥(19,541)	¥315,237

Explanatory note: Geographical segmentation is based on the location where sales originated.

Overseas Sales
For the six months ended September 30, 2001 and 2002

	Millions of yen
	2001				2002
	North America	Europe	Others	Total	North America	Europe	Others	Total
Overseas sales	¥1,931,290	¥261,847	¥385,019	¥2,578,156	¥2,180,539	¥317,766	¥478,260	¥2,976,565
Consolidated sales				¥3,504,996				¥3,853,611
Overseas sales ratio to consolidated sales	55.1%	7.5%	11.0%	73.6%	56.6%	8.2%	12.4%	77.2%

Explanatory notes:

1.
The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States since the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission, except all segment information which is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2.
The average exchange rates for the fiscal second quarter, ended September 30, 2002, were ¥119.24=U.S.$1 and ¥117.32=€1. The average exchange rates for the corresponding period last year were ¥121.72=U.S.$1 and ¥108.31=€1. The average exchange rates for the fiscal first half, ended September 30, 2002, were ¥123.14=U.S.$1 and ¥116.94=€1, as compared with ¥122.21=U.S.$1 and ¥107.77=€1 for the corresponding period last year.

3.
U.S. dollar amounts have been translated from yen, solely for the convenience of the reader, at the rate of ¥122.60=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo Foreign Exchange Market on September 30, 2002.

4.	The Company’s Common Stock-to-ADR exchange rate has been changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

5.
The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No.130, “Reporting Comprehensive Income.” The following table represents components of the Company’s comprehensive income. Other comprehensive income (loss) consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

	Millions of yen
For the three months ended Sept. 30	2001	2002
Net income	¥84,362	¥87,181
Other comprehensive income (loss)	(67,508)	(8,819)

Comprehensive income (loss)	¥16,854	¥78,362

	Millions of yen
For the six months ended Sept. 30	2001	2002
Net income	¥173,740	¥194,779
Other comprehensive income (loss)	(52,799)	(151,187)

Comprehensive income	¥120,941	¥43,592

6.
Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation used for the fiscal second quarter and first half ended September 30, 2002.

Investor Information

Transfer Agent for Common Stock
The Chuo Mitsui Trust and Banking Co., Ltd.
33-1, Shiba 3-chome, Minato-ku,
Tokyo 105-8574, Japan

Depositary and Transfer Agent for American Depositary Receipts
JPMorgan Chase Bank
270 Park Avenue,
New York, NY 10017-2070, U.S.A.

Stock Exchange Listings in Japan
Tokyo, Osaka, Nagoya, Sapporo and Fukuoka

Stock Exchange Listings Overseas
New York, London, Euronext Paris and Swiss stock exchanges

Total Shares of Common Stock Issued and Outstanding
974,414,215 (as of September 30, 2002)

Honda Motor Co., Ltd.
1-1, 2-chome, Minami-Aoyama,
Minato-ku, Tokyo 107-8556, Japan
Phone: (03)3423-1111
URL: http://world.honda.com/

Honda North America, Inc.
New York Office
540 Madison Avenue, 32nd Floor,
New York, NY 10022, U.S.A.
Phone: (212) 355-9191

Honda Motor Europe Limited
470 London Road,
Slough, Berkshire SL3 8QY, U.K.
Phone: (01753) 590-590